Mail Stop 3561

February 24, 2010

Paul Gaynor
Chief Executive Officer
First Wind Holdings Inc.
179 Lincoln Street
Suite 500
Boston, MA 02111

> **Re: First Wind Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2010**
> **File No. 333-152671**

Dear Mr. Gaynor:

    We reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Page references in this letter refer to the marked copy of registration statement provided to the staff.

The Reorganization and Our Holding Company Structure, page 7

1.   We note the reference on page 152 to individuals who are members of the board of management of First Wind Holdings, LLC. Please identify these individuals and their role at First Wind Holdings, LLC. Describe the functions that this board performs.

Industry, page 84

2.   We acknowledge receipt of your updated source materials. We will present comments, if any, on the source materials sent to us on December 28, 2009 and February 12, 2010 at a subsequent date.

Business, page 95

How We Classify Our Projects, page 109

3.   We reviewed your response to comment 21 in our letter dated January 21, 2010 and reissue this comment in part. Your disclosure states that you classify projects based on their stage of development as (1) operating/under-construction, (2) Tier 1 and (3) Tier 2; however, on your website you classify projects as (1) operating, (2) in construction and (3) development. It continues to be unclear to us why you classify your projects differently in your prospectus than you do on your website. Please revise your website or prospectus, as appropriate, or advise.

Suppliers, page 116

4.   We reviewed your response to comment 23 in our letter dated January 21, 2010 and note the statement in your response that you "have not reached any cap for liquidated damages for any warranty payments owed" to you. With a view toward disclosure, please tell us whether you are approaching the caps in any of your turbine warranty agreements.

Executive Compensation, page 129

General

5.   We note the footnote disclosure to your summary compensation table that the compensation committee has not yet approved bonuses for 2009. In addition to the comments set forth below, we may have further comment once you have revised your disclosure under this heading to reflect the non-equity incentive plan compensation for fiscal year 2009.

Annual Cash Bonuses / Non-Equity Incentive Plans, page 134

6.   We reviewed your response to comment 25 in our letter dated January 21, 2010 and reissue this comment in part. As previously requested, please provide a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn annual cash bonuses. In this regard, please disclose how the compensation committee determined whether the company-wide targets were achieved, including a more detailed discussion of the following targets and how actual company performance in 2009 compared to these goals:

- Project EBITDA;

- the 2009 historical capital necessary to execute the 2009 business plan; and

- the targeted completion date and budget for the 2009 wind energy projects.

  In addition, please tell us how the compensation committee measures achievement of the company-wide goal of preparing the company for an initial public offering with respect to forecasting and reporting capabilities, corporate governance, processes and policies. You may wish to use a chart or similar presentation for this information. Refer to Item 402(b)(2)(v) of Regulation S-K. Please also disclose any targets that have been set for 2010 compensation amounts, or tell us why those targets do not affect a fair understanding of the compensation for the last fiscal year for your named executive officers. Refer to Instruction 2 to Item 402(b).

7. We note your disclosure that the "annual cash incentive plan for [your] Named Executive Officers provides for cash bonuses with a target bonus based upon a percentage of the executive officer's base salary" and that this "percentage is generally between 50% and 100% of base salary, but may be modified by the Compensation Committee from time to time depending upon the executive's role and contribution level and/or the incentive objectives of the company." You also disclose that "[in] general, the bonuses for 2009 for [your] Named Executive Officers were determined by performance measured against both company and individual goals and objectives." Please disclose how the compensation committee weighs the achievement of company-wide goals as compared to individual goals in determining the actual bonuses to be awarded to your named executive officers. Please also disclose whether the compensation committee has further allocated the "between 50% and 100% of base salary" amount between company-wide goals and individual goals.

8. We note your discussion regarding Mr. Wilson's sign-on bonus of $500,000. Please also discuss Mr. Alvarez's $150,000 bonus.

Grants of Plan-Based Awards, page 139

9. We note that the compensation committee awarded your named executive officers an aggregate of 5,483,107 Series B Units in 2009 and 7,988,489 Series B-5 Units in January 2010. Please enhance your disclosure under the heading "Long-Term Equity Incentive Compensation" on page 136 to discuss any quantitative factors considered by the compensation committee in determining the number of units to be awarded. Please also discuss how the compensation committee determined when these awards should be made.

Certain Relationships and Related Party Transactions, page 152

10.   We note that in response to comment 31 in our letter dated January 21, 2010, you removed the paragraph relating the 2006 Series A Unit issuances. However, you also deleted the description of the Unit Redemption Agreement, as amended in December 2008, that provides for cash payments remaining of up to $4.5 million to UPC Wind Partners II, LLC. Please include this related party transaction or advise why this disclosure is not required.

Item 15. Recent Sales of Unregistered Securities, II-2

11.   We note your response to comment 44 in our letter dated January 21, 2010. Please tell us in greater detail the basis for your conclusion that Item 701 disclosure is not required for the unregistered sale of equity interests to Stanton Equity Trading Delaware LLC with respect to your Milford I project.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Joseph A. Hall, Esq.
        Davis Polk & Wardwell LLP
        Via Facsimile